Exhibit 99.2

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces the release of its fourth annual sustainability report

Vancouver, May 2, 2022: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it has published its fourth annual sustainability report which summarizes the Company’s sustainability and ESG performance in 2021, and which has been prepared in accordance with GRI1 and SASB2 standards. The sustainability report includes an ESG for Investors section and shares the Company’s sustainability commitments for 2022 through 2025 on key environmental, social and governance indicators. Fortuna has also aligned its climate-related disclosure in the report with the recommendations of the TCFD3. The sustainability report is available on the Company’s website.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “At Fortuna, we remain focused on the production of silver and gold while generating shared value over the long term for our stakeholders through efficient production, mitigation of impacts to the environment and social responsibility.” Mr. Ganoza added, “Sustainable development, good governance, risk management and strong relationships are a top priority. We are firmly committed to continue integrating sustainability into our business strategy, organizational culture and day-to-day operations.”

2021 Sustainability Report highlights

✓  15 percent of women on the workforce

✓  Climate change strategy and 2022 position statement

✓  Zero work-related fatalities among employees and contractors

✓  Zero significant spills and zero significant environmental fines

✓  43 percent of employees come from our areas of influence

✓  6 percent of suppliers are from local communities

✓  Zero confirmed cases of corruption, discrimination or human rights violations

Questions and feedback on the Company´s sustainability report are welcome at sustainability@fortunasilver.com.

Notes:

1.	Global Reporting Initiative
2.	Sustainability Accounting Standards Board
3.	Task Force on Climate-related Financial Disclosures

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:
Carlos Baca | info@fortunasilver.com